

For Immediate Release

July 22, 2003

For more information:
Rex S. Schuette
Chief Financial Officer
706-781-2265
rex_schuette@ucbi.com

UNITED COMMUNITY BANKS, INC. REPORTS
17% GAIN IN OPERATING EARNINGS PER SHARE
FOR SECOND QUARTER 2003

Strong Loan and Fee Revenue Growth

BLAIRSVILLE, GA, July 22, 2003 – United Community Banks, Inc. (Nasdaq: UCBI), Georgia's third largest bank holding company, today announced net operating income of $9.9 million for the second quarter of 2003, up 22% from $8.1 million for the second quarter of 2002. Diluted operating earnings per share of $.42 increased 17% from $.36 in the second quarter of 2002. Total revenue, on a taxable equivalent basis, of $43.6 million increased 21% from the year-ago second quarter. On an operating basis, return on equity was 15.43%, compared with 16.67% a year ago and return on assets was 1.06%, compared with 1.12% a year ago.

For the first six months of 2003, net operating income of $18.5 million rose $2.7 million, or 17%, from $15.8 million for the same period a year ago. Diluted operating earnings per share totaled $.81, an increase of $.10, or 14%, from $.71 a year earlier. Total revenue of $81.3 million increased 15%, while operating expenses of $51.6 million were up 13%.

Operating earnings for the second quarter and first six months of 2003 exclude pre-tax merger-related charges of $.7 million and $1.5 million, respectively, or $.02 and $.04 per diluted share. The merger-related charges were for legal, investment advisor and other professional fees, the termination of equipment leases and conversion costs related to the acquisitions of First Georgia

Holding, Inc. ("First Georgia Bank") that was completed on May 1, 2003 and First Central Bancshares, Inc. ("First Central Bank") that was completed on March 31, 2003. Including those charges, second quarter net income, diluted earnings per share, return on equity and return on assets were $9.5 million, $.40, 14.76% and 1.01%, respectively. For the first six months, net income, diluted earnings per share, return on equity and return on assets were $17.5 million, $.77, 15.09% and 1.01%, respectively.

"United Community Bank's second quarter performance was driven by strong loan demand across all of our markets and a rise in fee revenue," said Jimmy Tallent, President and Chief Executive Officer. "The strength of our markets relative to the national economy helped us increase loans by $281 million, or, 12%, from a year ago. The acquisitions of First Central Bank and First Georgia Bank contributed an additional $310 million in loans. The latest wave of mortgage refinancing and new deposit products and services introduced last year were responsible for the rise in fee revenue."

First Georgia Bank, which was acquired in the second quarter (May 1) for approximately $13 million in cash and 1,177,000 shares of common stock, added approximately $220 million in loans, $250 million in deposits and $33 million in intangible assets. The acquisition of First Central Bank at the end of the first quarter of 2003 (March 31), added approximately $90 million in loans, $160 million in deposits and $20 million in intangible assets. First Georgia Bank's and First Central Bank's earnings have been included in United's consolidated results immediately following their acquisition dates.

"Our stated long-term financial goals are to achieve sustained double-digit earnings per share growth and return on equity in the range of 16% to 18%," Tallent said. "We expect our return on common equity to remain in the 15% range for the rest of the year due to our recent acquisitions that reduced our expected return on equity by approximately 100 basis points. We believe, however, that over time our return on equity will return to our targeted range by combining revenue growth with disciplined expense controls. Our return on tangible equity, which excludes the effects of acquisition-related intangibles, was 19.54% for the second quarter compared with 18.05% for the same period a year ago."

Taxable equivalent net interest revenue for the second quarter rose $4.2 million, or 14%, to $34.8 million from the same period a year ago. Recent acquisitions contributed approximately $2.7 million, leaving the core growth rate at approximately 5%. "Excluding the acquisitions and despite the weak national economy, United Community Banks still experienced strong loan growth and new business in our markets," Tallent said.

Net interest revenue was up $1.2 million, or 4%, from first quarter of 2003. Taxable equivalent net interest margin for the second quarter was 3.99% versus 4.51% a year ago due to margin compression caused by lower interest rates, which partially offset the positive impact of the increase in loans. "Over the past three quarters, net interest margin has stabilized in the low 4% range and we expect to continue at that level for the remainder of the year," Tallent said. "On a consecutive quarter basis, excluding acquisitions, our net interest revenue grew approximately 5%, and with our margin remaining in this 4% range we are prepared to maintain our earnings momentum by achieving a strong base of core business growth combined with tight expense controls."

The second-quarter provision for loan losses was $1.5 million, down $.3 million from a year earlier and unchanged from the first quarter of 2003. "We continue to carefully protect our credit quality as we pursue growth opportunities and add new business," Tallent added. "In fact, we reduced non-performing assets by $1.0 million from last year while significantly growing our loan portfolio."

Non-performing assets totaled $8.2 million compared with $9.2 million a year ago and $7.7 million at March 31, 2003. As a percentage of total assets, non-performing assets were .21 % at June 30, 2003, compared to .22 % at March 31, 2003, and .31% at June 30, 2002. "Non-performing assets increased $.5 million from the first quarter, due primarily to our recent acquisition," Tallent commented. "However, we still reduced non-performing assets as a percentage of total assets. Our conservative lending strategy of targeting loans secured by hard assets is at the very foundation of our high credit quality."

Fee revenue of $10.3 million for the second quarter increased $3.0 million, or 41%, from $7.3 million a year ago. Excluding the contribution of recent mergers, fee revenue grew 23%, primarily driven by higher mortgage refinancing fees and service charges and fees on deposit accounts. Mortgage refinancing activity reached record levels as customers took advantage of further declines in long-term interest rates pushing mortgage fees to $3.3 million for the quarter, up $1.9 million over 2002. Service charges and fees on deposit accounts were $4.7 million, up $1.2 million primarily due to increasing popularity of new products and services introduced last year and continued growth in transaction volumes and new accounts.

Excluding merger-related charges, operating expenses were $27.7 million, up $4.5 million, or 19%, from the second quarter of 2002. Operating expenses in the second quarter for the two bank acquisitions accounted for $2.8 million of this increase, leaving the underlying core expense growth rate at 7%. Salaries and employee benefits of $17.6 million increased $2.9 million, or 20%, with more than half of this increase resulting from the recent acquisitions. The balance of the increase in salaries and benefits costs is due primarily to incentive compensation associated with the increase in mortgage refinancing activities and normal merit increases. Headcount at June 30, 2003, excluding acquisitions, was at the same level as a year ago. Communications and equipment expenses increased $.6 million primarily resulting from an increase in depreciation and amortization costs for investments in software, telecommunications and technology equipment over the last twelve months. Increases in all other expense categories were primarily related to the recent acquisitions, as tighter expense controls have been successful in holding down core expense levels.

"We continue to diligently monitor and control expenses while growing our balance sheet and total revenue," Tallent said. "Excluding acquisitions, total revenue increased 9% while operating expenses rose 7%, providing for a positive operating leverage of 2%, which contributed to our 17% growth in diluted operating earnings per share this quarter. Our efficiency ratio was 61.40% for the quarter compared with 61.25% a year ago. We are striving for an efficiency ratio in the range of 58% to 60% over the next two years, which we believe is reasonable given our service-oriented community banking platform.

"Looking forward, we believe United Community Banks remains on target to achieve earnings per share growth within our long-term goal of 12% to 15% for the balance of 2003," Tallent said. "Our outlook is based on assumptions that include a continued, stable economic environment in our markets combined with strong credit quality. We anticipate loan growth will continue in the range of 10% to 14% for the year. We stand by our commitment to superior customer service, growing both internally and through selective mergers, and improving our operating efficiency while maintaining solid credit quality."

On July 17, 2003, the company's Board of Directors declared a regular third-quarter cash dividend of $.075 per common share payable October 1, 2003, to shareholders of record as of the close of business on September 15, 2003. "Earlier this year, we increased our annual dividend rate for 2003 to $.30 per share, up $.05, or 20%, over the dividends paid for 2002," Tallent said. "This increase reflects our continued strong performance and our commitment to deliver value to our shareholders."

Under the stock purchase program, the company has authorization to purchase of up to 1.5 million shares of its common stock through December 31, 2004. As of June 30, 2003, a total of 806,000 shares have been purchased with an average cost per share of $21.71.

On March 31, 2003, United Community Banks completed the acquisition of First Central Bank, headquartered in Lenoir City, with assets of $160 million and eight locations in the Knoxville area. "We are proceeding with a smooth integration process and will complete the system conversions in the third quarter," Tallent said.

On May 1, 2003, United Community Banks completed the acquisition of First Georgia Bank, headquartered in Brunswick, with assets of $260 million and six locations. "During the second quarter, we successfully completed all systems conversions for First Georgia Bank and have increased product offerings in those markets," Tallent said. "We are well on track to achieve our expected objectives as we take advantage of the growth opportunities in these new markets. Both of these acquisitions will be slightly accretive to earnings in 2003."

Conference Call

United Community Banks will hold a conference call to discuss the contents of this news release, as well as business highlights and financial outlook, on Tuesday, July 22, 2003 at 11:00 a.m. ET. The telephone number for the conference call is (800) 915-4836. The conference call will also be available by web-cast within the Investor Relations section of the company's web site, *www.ucbi.com*.

About United Community Banks, Inc.

Headquartered in Blairsville, United Community Banks is the third-largest bank holding company in Georgia. At June 30, 2003, United Community Banks had assets of $3.9 billion and operated 19 community banks with 67 banking offices located throughout north Georgia, metro Atlanta, coastal Georgia, western North Carolina, and east Tennessee. The company specializes in providing personalized community banking services to individuals and small to mid-size businesses in its markets. United Community Banks also offers the convenience of 24-hour access to its services through a network of ATMs, telephone and on-line banking. United Community Banks common stock is listed on the Nasdaq National Market under the symbol UCBI. Additional information may be found at the company's web site, *www.ucbi.com*.

Safe Harbor

This news release contains forward-looking statements, as defined by Federal Securities Laws, including statements about financial outlook and business environment. These statements are provided to assist in the understanding of future financial performance and such performance involves risks and uncertainties that may cause actual results to differ materially from those in such statements. Any such statements are based on current expectations and involve a number of risks and uncertainties. For a discussion of factors that may cause such forward-looking statements to differ materially from actual results, please refer to the section entitled "Forward Looking Statements" on page 4 of United Community Banks, Inc. annual report filed on Form 10-K with the Securities and Exchange Commission.

(Tables Follow)

UNITED COMMUNITY BANKS, INC.
For the Three and Six Months Ended June 30, 2003

(in thousands, except per share data; taxable equivalent)	2003 Second Quarter	2003 First Quarter	2002 Fourth Quarter	2002 Third Quarter	2002 Second Quarter	Second Quarter 2003-2002 Change	For the Six Months Ended 2003	For the Six Months Ended 2002	YTD 2003-2002 Change
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Audited)	
INCOME SUMMARY									
Interest revenue	$ 53,261	$ 48,403	$ 48,579	$ 49,076	$ 49,326		$ 101,664	$ 98,277	
Interest expense	18,467	17,589	18,964	18,942	18,761		36,056	38,451	
Net interest revenue	34,794	30,814	29,615	30,134	30,565	14 %	65,608	59,826	10 %
Provision for loan losses	1,500	1,500	1,800	1,800	1,800		3,000	3,300	
Total fee revenue	10,316	8,377	8,784	7,727	7,302	41	18,693	14,223	31
Total revenue	43,610	37,691	36,599	36,061	36,067	21	81,301	70,749	15
Operating expenses [1]	27,699	23,917	23,005	22,551	23,195	19	51,616	45,568	13
Income before taxes	15,911	13,774	13,594	13,510	12,872	24	29,685	25,181	18
Income taxes	6,014	5,164	5,034	5,109	4,773		11,178	9,362	
Net operating income	9,897	8,610	8,560	8,401	8,099	22	18,507	15,819	17
Merger-related charges, net of tax	428	546	-	-	-		974	-	
Net income	$ 9,469	$ 8,064	$ 8,560	$ 8,401	$ 8,099	17	$ 17,533	$ 15,819	11
OPERATING PERFORMANCE [1]									
Earnings per common share:									
Basic	$ .43	$ .40	$ .40	$ .39	$ .38	13	$ .84	$ .74	14
Diluted	.42	.39	.39	.38	.36	17	.81	.71	14
Return on equity [3]	15.43 %	16.55 %	16.42 %	16.56 %	16.67 %		15.93 %	16.60 %	
Return on tangible equity [4]	19.54	17.79	17.68	17.88	18.05		18.69	18.00	
Return on assets	1.06	1.07	1.08	1.12	1.12		1.06	1.12	
Efficiency ratio	61.40	61.03	59.94	59.66	61.25		61.23	61.54	
Dividend payout ratio	17.44	18.75	15.63	16.03	16.45		17.86	16.89	
GAAP PERFORMANCE PER COMMON SHARE									
Basic earnings	$ .41	$ .38	$ .40	$ .39	$ .38	8	$ .79	$ .74	7
Diluted earnings	.40	.37	.39	.38	.36	11	.77	.71	8
Cash dividends declared	.075	.075	.0625	.0625	.0625	20	.15	.125	20
Book value	12.22	11.09	10.34	10.01	9.71	26	12.22	9.71	26
Tangible book value [4]	9.55	9.59	9.74	9.41	9.10	5	9.55	9.10	5
KEY PERFORMANCE RATIOS									
Return on equity [3]	14.76 %	15.50 %	16.42 %	16.56 %	16.67 %		15.09 %	16.60 %	
Return on assets	1.01	1.00	1.08	1.12	1.12		1.01	1.12	
Efficency ratio	62.88	63.17	59.94	59.66	61.25		63.01	61.54	
Net interest margin	3.99	4.05	4.03	4.31	4.51		4.02	4.51	
Dividend payout ratio	18.29	19.74	15.63	16.03	16.45		18.99	16.89	
Equity to assets	7.31	6.87	6.90	6.86	6.95		7.31	6.95	
Equity to assets (tangible) [4]	5.80	5.96	6.47	6.42	6.49		5.80	6.49	
ASSET QUALITY									
Allowance for loan losses	$ 37,353	$ 33,022	$ 30,914	$ 30,300	$ 29,190		$ 37,353	$ 29,190	
Non-performing assets	8,232	7,745	8,019	9,591	9,221		8,232	9,221	
Net charge-offs	1,069	1,030	1,186	690	745		2,099	1,234	
Allowance for loan losses to loans	1.31 %	1.30 %	1.30 %	1.30 %	1.29 %		1.31 %	1.29 %	
Non-performing assets to total assets	.21	.22	.25	.31	.31		.21	.31	
Net charge-offs to average loans	.16	.17	.20	.12	.14		.16	.12	
AVERAGE BALANCES									
Loans	$ 2,742,952	$ 2,422,542	$ 2,358,021	$ 2,300,681	$ 2,211,980	24	$ 2,583,632	$ 2,148,917	20
Earning assets [2]	3,497,851	3,072,719	2,919,613	2,780,276	2,717,074	29	3,286,461	2,671,119	23
Total assets	3,756,689	3,269,481	3,138,747	2,976,509	2,911,514	29	3,514,432	2,859,336	23
Deposits	2,829,986	2,466,801	2,408,773	2,378,656	2,286,231	24	2,649,397	2,228,360	19
Stockholders' equity	269,972	223,599	217,051	212,703	202,319	33	246,914	199,622	24
Common shares outstanding:									
Basic	22,853	21,218	21,293	21,392	21,407		22,040	21,407	
Diluted	23,592	21,957	22,078	22,233	22,383		22,777	22,224	
AT PERIOD END									
Loans	$ 2,861,481	$ 2,546,001	$ 2,381,798	$ 2,331,862	$ 2,269,973	26	$ 2,861,481	$ 2,269,973	26
Earning assets	3,642,545	3,304,232	3,029,409	2,908,577	2,823,262	29	3,642,545	2,823,262	29
Total assets	3,905,929	3,579,004	3,211,344	3,142,393	3,014,608	30	3,905,929	3,014,608	30
Deposits	2,870,926	2,723,574	2,385,239	2,386,962	2,340,376	23	2,870,926	2,340,376	23
Stockholders' equity	285,500	245,699	221,579	215,430	209,587	36	285,500	209,587	36
Common shares outstanding	23,311	22,037	21,263	21,345	21,414	9	23,311	21,414	9

(1) Excludes pre-tax merger-related charges totaling $840,000 or $.02 per diluted common share and $668,000 or $.02 per diluted common share recorded in the first and second quarters, respectively, of 2003.

(2) Excludes unrealized gains and losses on securities available for sale.

(3) Net income available to common stockholders divided by average realized common equity which excludes accumulated other comprehensive income.

(4) Excludes effect of acquisition related intangibles and associated amortization.

UNITED COMMUNITY BANKS, INC.
Consolidated Statement of Income
For the Three and Six Months Ended June 30, 2003 and 2002

(in thousands, except per share data)	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	**2002**	**2003**	**2002**
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Interest revenue:				
Interest and fees on loans	$ 45,732	$ 42,235	$ 86,838	$ 83,634
Interest on federal funds sold and deposits in banks	99	183	167	351
Interest on investment securities:				
Taxable	6,099	5,495	12,065	11,441
Tax-exempt	739	814	1,470	1,640
Total interest revenue	52,669	48,727	100,540	97,066
Interest expense:				
Interest on deposits:				
Demand	2,163	2,980	4,391	5,396
Savings	115	132	205	264
Time	10,781	10,961	20,889	23,052
Other borrowings	5,408	4,688	10,571	9,739
Total interest expense	18,467	18,761	36,056	38,451
Net interest revenue	34,202	29,966	64,484	58,615
Provision for loan losses	1,500	1,800	3,000	3,300
Net interest revenue after provision for loan losses	32,702	28,166	61,484	55,315
Fee revenue:				
Service charges and fees	4,687	3,481	8,261	6,225
Mortgage loan and related fees	3,335	1,436	5,647	3,243
Consulting fees	1,154	1,174	2,274	2,165
Brokerage fees	448	492	868	989
Securities gains (losses), net	(3)	-	(3)	-
Other	695	719	1,646	1,601
Total fee revenue	10,316	7,302	18,693	14,223
Total revenue	43,018	35,468	80,177	69,538
Operating expenses:				
Salaries and employee benefits	17,571	14,658	32,675	28,434
Occupancy	2,194	2,061	4,296	4,176
Communications and equipment	2,104	1,514	4,004	3,023
Postage, printing and supplies	1,172	965	2,117	1,966
Professional fees	1,076	922	1,971	1,740
Advertising and public relations	967	989	1,673	1,719
Amortization of intangibles	328	85	413	170
Merger-related charges	668	-	1,508	-
Other	2,287	2,001	4,467	4,340
Total operating expenses	28,367	23,195	53,124	45,568
Income before income taxes	14,651	12,273	27,053	23,970
Income taxes	5,182	4,174	9,520	8,151
Net income	$ 9,469	$ 8,099	$ 17,533	$ 15,819
Net income available to common stockholders	$ 9,441	$ 8,073	$ 17,488	$ 15,767
Earnings per common share:				
Basic	$ .41	$ .38	$ .79	$ .74
Diluted	.40	.36	.77	.71
Average common shares outstanding:				
Basic	22,853	21,407	22,040	21,407
Diluted	23,592	22,383	22,777	22,224

UNITED COMMUNITY BANKS, INC.
Consolidated Balance Sheet
For the period ended

($ in thousands)	June 30, 2003	December 31, 2002	June 30, 2002
ASSETS	(Unaudited)	(Audited)	(Unaudited)
Cash and due from banks	$ 94,542	$ 75,027	$ 86,103
Interest-bearing deposits in banks	41,632	31,318	64,442
Federal funds sold	-	-	27,635
Cash and cash equivalents	136,174	106,345	178,180
Securities available for sale	660,625	559,390	426,076
Mortgage loans held for sale	38,536	24,080	8,742
Loans, net of unearned income	2,861,481	2,381,798	2,269,973
Less - allowance for loan losses	37,353	30,914	29,190
Loans, net	2,824,128	2,350,884	2,240,783
Premises and equipment, net	82,356	70,748	68,454
Accrued interest receivable	22,564	20,275	22,317
Intangible assets	65,835	12,767	12,938
Other assets	75,711	66,855	57,118
Total assets	$ 3,905,929	$ 3,211,344	$ 3,014,608
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities:			
Deposits:			
Demand	$ 397,043	$ 297,613	$ 323,854
Interest-bearing demand	790,518	734,494	655,015
Savings	134,223	100,523	99,417
Time	1,549,142	1,252,609	1,262,090
Total deposits	2,870,926	2,385,239	2,340,376
Accrued expenses and other liabilities	23,917	17,222	19,595
Federal funds purchased and repurchase agreements	51,990	20,263	48,843
Federal Home Loan Bank advances	585,725	492,130	335,859
Long-term debt and other borrowings	87,871	74,911	60,348
Total liabilities	3,620,429	2,989,765	2,805,021
Stockholders' equity:			
Preferred stock, $1 par value; $10 stated value; 10,000,000 shares authorized;			
65,500, 172,600 and 172,600 shares issued and outstanding	655	1,726	1,726
Common stock, $1 par value; 50,000,000 shares authorized;			
23,804,382, 21,805,924 and 21,805,924 shares issued	23,804	21,806	21,806
Capital surplus	108,905	62,495	62,510
Retained earnings	149,843	135,709	121,467
Treasury stock; 493,054, 542,652 and 391,766 shares, at cost	(11,394)	(11,432)	(7,637)
Accumulated other comprehensive income	13,687	11,275	9,715
Total stockholders' equity	285,500	221,579	209,587
Total liabilities and stockholders' equity	$ 3,905,929	$ 3,211,344	$ 3,014,608